UR-ENERGY INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Year Ended December 31, 2006
(Information as at March 21, 2007 unless otherwise noted)

Introduction

The following provides management’s discussion and analysis of results of operations and financial condition for the years ended December 31, 2006 and 2005. Management’s Discussion and Analysis was prepared by Company management and approved by the Board of Directors on March 21, 2007.

This discussion and analysis should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended December 31, 2006 and 2005. The Company was incorporated on March 22, 2004 and completed its first year-end on December 31, 2004. All figures are presented in Canadian dollars, unless otherwise noted, and are in accordance with Canadian generally accepted accounting principles. The consolidated financial statements include all of the assets, liabilities and expenses of the Company and its wholly-owned subsidiaries Ur-Energy USA Inc., NFU Wyoming LLC (“NFU”), ISL Resources Corporation (“ISL”), ISL Wyoming Inc. and CBM-Energy Inc. All inter-company balances and transactions have been eliminated upon consolidation. Ur-Energy Inc. and its wholly-owned subsidiaries are collectively referred to herein as the “Company”.

Forward-Looking Statements

This Management Discussion and Analysis may contain or refer to certain forward-looking statements relating to expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. These statements reflect management’s current beliefs and are based on information currently available to management. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, those listed in the “Risk Factors” section of the Company’s Annual Information Form dated March 21, 2007 which is filed on SEDAR, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects, the failure to obtain sufficient funding for operating, capital and exploration or development requirements and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results. Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Potential shareholders and prospective investors are also cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

Nature of Operations and Description of Business

The Company is a development stage junior mining company engaged in the identification, acquisition, evaluation, exploration and development of uranium mineral properties in Canada and the United States. The Company has not determined whether its properties contain mineral reserves that are economically recoverable. The recoverability of amounts recorded for mineral exploration properties and deferred exploration expenditures is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of these reserves and upon attaining future profitable production from the properties or sufficient proceeds from disposition of the properties.

The Company is focused on uranium exploration in the following areas: (i) Wyoming, USA where the Company has eleven properties. Of those eleven properties, eight are in the Great Divide Basin, two of which (the Lost Soldier property and the Lost Creek property) contain defined resources that the Company expects to advance to production. The Company’s other Wyoming projects include two properties in the Shirley Basin, one of which is the Bootheel property. The last of the Wyoming properties, the Kaycee property, is located in the Powder River Basin; (ii) South Dakota, USA where the Company has acquired certain mineral leases in Harding County, known as the Harding property; (iii) the Thelon Basin, Northwest Territories in northern Canada where it has three properties known as Screech Lake, Eyeberry and Gravel Hill; (iv) Hornby Bay, Nunavut in northern Canada where it has two properties known as Dismal Lake West and Mountain Lake; and, (v) the Bugs property in the Kivalliq region of Nunavut, Canada.

Selected Annual Information

The following table contains selected annual financial information for the years ended December 31, 2006 and 2005; the period from March 22, 2004 to December 31, 2004 and cumulative information from inception of the Company on March 22, 2004 to December 31, 2006.

	Year ended December 31, 2006 $	Year ended December 31, 2005 $	Period from March 22, 2004 to December 31, 2004 $	Cumulative from March 22, 2004 to December 31, 2006 $
Revenue	Nil	Nil	Nil	Nil
Total expenses	(6,027,109)	(2,038,099)	(335,111)	(8,400,319)
Stock based compensation included in expenses	(2,648,533)	(406,852)	(28,125)	(3,083,510)
Foreign exchange gain (loss)	(177,141)	908,942	(13,461)	718,340
Loss before income taxes	(5,574,526)	(1,002,472)	(337,385)	(6,914,383)
Recovery of future income taxes	514,000	277,000	105,000	896,000
Net loss for the period	(5,060,526)	(725,472)	(232,385)	(6,018,383)
Loss per common share: Basic and diluted	(0.09)	(0.02)	(0.02)
Cash dividends per common share	Nil	Nil	Nil
	As at December 31, 2006 $	As at December 31, 2005 $	As at December 31, 2004 $
Total assets	73,479,712	45,183,532	8,081,041
New Frontiers obligation	14,713,495	18,558,352	Nil
Long-term future income tax liability	2,188,000	1,455,500	1,417,500

The Company has not generated any revenue from its operating activities from inception to date. The Company’s expenses include costs for management fees, promotion, regulatory authority and transfer agent fees, professional fees, general and administrative costs, general exploration expense, write-off of deferred exploration expenditures and amortization of capital assets. The Company has recorded significant stock based compensation costs which are included in management fees, promotion and general and administrative costs or capitalized as a component of deferred exploration expenditures. Costs directly related to exploration projects are initially capitalized as either mineral exploration property costs or deferred exploration expenditures.

No cash dividends have been paid by the Company. The Company has no present intention of paying cash dividends on its common shares as it anticipates that all available funds will be invested to finance new and existing exploration and development activities and to satisfying the New Frontiers obligation.

Summary of Quarterly Financial Information

The following table contains summary quarterly financial information for each of the eight most recently completed quarters. This information is derived from the Company’s unaudited interim financial statements.

	Quarter ended December 31, 2006 $ (unaudited)	Quarter ended September 30, 2006 $ (unaudited)	Quarter ended June 30, 2006 $ (unaudited)	Quarter ended March 31, 2006 $ (unaudited)	Quarter ended December 31, 2005 $ (unaudited)	Quarter ended September 30, 2005 $ (unaudited)	Quarter ended June 30, 2005 $ (unaudited)	Quarter ended March 31, 2005 $ (unaudited)
Revenue	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Total expenses	(1,482,215)	(1,603,745)	(1,662,728)	(1,278,421)	(889,312)	(455,728)	(359,938)	(333,121)
Foreign exchange gain (loss)	(643,589)	5,519	482,118	(21,189)	66,264	843,579	(3,646)	2,745
Income (loss) before income taxes	(1,867,532)	(1,454,370)	(1,050,564)	(1,202,060)	(783,018)	395,328	(322,933)	(291,849)
Recovery of future income taxes	242,000	32,000	130,000	110,000	96,000	49,000	42,000	90,000
Net income (loss) for the period	(1,625,532)	(1,422,370)	(920,564)	(1,092,060)	(687,018)	444,328	(280,933)	(201,849)
Earnings (loss) per common share – Basic & diluted	(0.03)	(0.02)	(0.02)	(0.02)	(0.02)	0.01	(0.01)	(0.00)

The Company was incorporated on March 22, 2004 and commenced activity during the second quarter of 2004. Cash based expenses have increased in each quarter as we have grown our Company. Our spending on promotion, professional fees and general and administrative costs has grown in each quarter. General growth in costs has been driven by our acquisition of uranium property assets in Wyoming and by increased Company promotion activities. The Company commenced recording significant charges related to stock option compensation in the fourth quarter of 2005 amounting to $263,336. During calendar 2006, the Company recorded total expenses of $1,491,179 related to stock option charges across the four quarters. During the second quarter of 2006, the Company recorded a value of $567,000 related to common shares provided as a performance bonus to the President and CEO of the Company.

The Company has recorded significant non-cash foreign exchange gains and losses with respect to the promissory note payable to New Frontiers Uranium LLC (“New Frontiers”) which is a monetary liability denominated in United States dollars (“New Frontiers obligation”). A non-cash gain of $861,000 was recorded in the third quarter of 2005 as the Canadian dollar strengthened considerably relative to the United States dollar during that quarter. This gain was recorded in income and resulted in the Company reporting net income for the third quarter of 2005. An unrealized gain of $758,596 was recorded in the second quarter of 2006 and an unrealized loss of $649,788 was recorded during the fourth quarter of 2006. The Company will continue to experience gains and losses on this obligation with future changes in the United States / Canada foreign exchange rate.

Commencing in the fourth quarter of 2004, the Company began to recognize a non-cash future income tax recovery related to accumulating tax losses in Canada. The Company is able to recognize such a recovery quarterly given that the Company has accumulated future income tax credits that it is able to offset for accounting purposes. These future income tax credits arose on the ISL Resources Corporation asset acquisition in the fourth quarter of 2004 and as a result of flow-through share tax benefits renounced during the fourth quarters of 2006, 2005 and 2004.

Overall Performance and Results of Operations

The Company has advanced its plans rapidly from incorporation on March 22, 2004 to date. From inception to December 31, 2006, the Company has raised total net cash proceeds from the issuance of common shares and warrants and from the exercise of warrants, compensation options and stock options of $57.1 million. As at December 31, 2006, the Company held cash and cash equivalents of $28.7 million and had made significant investments in mineral exploration properties and exploration expenditures.

Mineral Exploration Properties and Deferred Exploration Expenditures

During the year ended December 31, 2006, the Company expended cash of $6,397,279 (2005 - $7,137,529) on mineral exploration property costs. A significant component of these costs, being $5,609,750 (US $5,000,000) (2005 - $6,085,332 / US $5,000,000) related to the first anniversary payment of the New Frontiers obligation during June of 2006 and to the Company’s initial payment upon acquisition of NFU Wyoming LLC during June of 2005. Excluding the New Frontiers payment, other property costs consisted primarily of claim renewal and claim staking costs with respect to the Wyoming properties of $377,602 and the acquisition of South Dakota mineral leases with respect to the Harding project of $158,431. During the year ended December 31, 2005, the Company expended cash of $979,777 on staking and the acquisition of state mining leases related to its Wyoming properties.

In connection with the acquisition of NFU, the Company initially recorded a total property asset of $24,515,832. Consideration provided for the asset acquisition comprised the initial cash payment of $6,085,332, with the balance being financed with a promissory note payable to New Frontiers. Since incurring this obligation, the Company has capitalized a total of $3,004,389 in non-cash interest cost to the acquired Wyoming property assets.

During the year ended December 31, 2006, the Company capitalized exploration expenditures totaling approximately $6.4 million. During 2006, the majority of spending was on development of the Lost Soldier and Lost Creek projects. In total, $4,356,110 or 68% was spent related to geology, environmental permitting, engineering hydrology and drilling with respect to development of the Lost Soldier and Lost Creek projects in Wyoming. In addition, a total of $1,573,649 or 25% was spent on geology, geophysics, geochemistry and environmental permitting primarily for the Company’s Screech Lake project in the Thelon Basin.

During the year ended December 31, 2005, the Company expended cash of $3,792,336 on exploration. Of that total approximately 57% focused on our Wyoming properties, 33% on our Thelon Basin projects and 10% on our Hornby Bay projects. A detailed discussion of spending by property is provided below.

Wyoming Properties

New Frontiers Projects

On March 6, 2005, the Company entered into a letter of intent with New Frontiers (the “New Frontiers LOI”). The Company completed its due diligence requirements under the New Frontiers LOI during June of 2005 and entered into the Membership Interest Purchase Agreement (“MIPA”) effective June 30, 2005 with New Frontiers Uranium LLC.

Under the terms of the MIPA the Company acquired a 100% interest in NFU which holds the majority of the Company’s Wyoming property assets, including the Lost Creek and Lost Soldier projects in the Great Divide Basin, for total consideration of $24,515,832 (US $20,000,000). In late June of 2006, the Company made the required first anniversary payment under the MIPA. Additional payments are due on the second, third and fourth anniversary dates of the closing date.

Upon acquisition at June 30, 2005, NFU controlled 99 claims plus three State of Wyoming leases covering five separate project areas. Since that time, additional unpatented mining claims have been staked or acquired in the Great Divide Basin and Shirley Basin as follows: Lost Creek (155), Lost Soldier (19) and North Hadsell (117), Bootheel (168) and Buck Point (107). During the third quarter of 2005, the Company initiated the permitting process to develop the Lost Creek and Lost Soldier projects as mines. From its initiation to December 31, 2006, the Company has incurred a total of $1,620,827 with respect to environmental permitting and consulting costs and in engineering hydrology costs related to these two projects. During the fourth quarter of 2006 permitting and hydrology costs were $564,373. During the 2006 field season, AATA International Inc. completed extensive baseline data collection surveys within the 9.1 square mile (2,363 hectare) area of both the Lost Creek and Lost Soldier projects. This work consisted of examining soils and vegetation, archaeological examinations and wetland area, wildlife, threatened and endangered species, and aquatic ecology surveys. Currently, AATA is finalizing background radiological gamma surveys for both properties.

During October 2005, the Company commenced in-fill drilling and analytical studies on the Lost Creek and Lost Soldier projects in order to verify the results of historic work. At Lost Creek, this confirmation drilling program consisted of 12 holes totaling 9,600 feet (2,926 meters). At Lost Soldier, this confirmation drilling consisted of 5 holes totaling 1,957 feet (596 meters). Drilling costs during the fourth quarter of 2005 with respect to both programs totaled $186,607.

During August 2005, the Company entered into a data purchase agreement related to its Lost Soldier project. The data acquired consisted of historic drill hole geophysical logs, lithology logs, drill hole maps and geologic cross sections. Total consideration paid for these geologic data was $475,960 (US $400,000). Under the terms of the data purchase agreement, the Company provided the seller a 1% royalty on future uranium and associated minerals produced from the related properties.

In early June 2006, the Company announced results of two Canadian Securities Administrators’ National Instrument 43-101 (“NI 43-101”) compliant resource estimations that disclose significantly increased resources on its Lost Creek and Lost Soldier projects from the relevant historic resources. In connection with these results, on July 26, 2006, the Company announced that it had filed updated technical reports prepared by C. Stewart Wallis, P. Geo., of Roscoe Postle Associates in accordance with NI 43-101 in respect of both its Lost Soldier and Lost Creek projects. Total report preparation costs during 2006 were $25,480.

On April 6, 2006, the Company announced it had entered into an agreement with Energy Metals Corporation (“Energy Metals”) to complete a land swap enabling the Company and Energy Metals to consolidate their respective land positions in specific project areas of Wyoming. The Company traded its Shamrock and Chalk Hills projects to Energy Metals for Energy Metals’ holdings in the Bootheel project area. Pursuant to the agreement, the Company received Energy Metals’ 28 unpatented mining claims known as the TD group in Albany County, Wyoming. Energy Metals received the Company’s 356 unpatented “F” mining claims located in the southern Great Divide Basin in Carbon and Sweetwater Counties, Wyoming along with 2 unpatented “Rita” mining claims located in the Shirley Basin in Carbon County, Wyoming. Under the terms of the agreement, Energy Metals and the Company have granted one another a ½% royalty on future production of uranium from the properties. The fair value of these properties is not reliably determinable; therefore, the accumulated historic costs of the Shamrock and Chalk Hills projects have been recorded as the accounting basis of the Bootheel property received. Historic property costs related to the Shamrock and Chalk Hills projects was $332,090 and deferred exploration costs with respect to the projects was $91,980.

On June 16, 2006, the Company entered into a data purchase agreement related to the Bootheel project area. The Company paid $99,209 (US $90,000) related to the acquisition of this data. The data acquired relates to historic drill hole geophysical logs, lithologic logs, drill hole maps and geologic cross sections. Under the terms of the agreement, the Company will provide the seller with a 1% royalty on future uranium and associated minerals produced from the property.

During the year ended December 31, 2006, the Company expended $1,904,086 (2005 - $879,767) on geology work for its Lost Creek and Lost Soldier projects. This geology work has followed from work conducted during 2005 which included detailed geologic evaluation on the specific projects that have major resource potential and internal calculations of resources were completed. Detailed stratigraphic and sedimentological studies as well as the evaluation of the uranium mineralization using the drill hole data base were initiated and are ongoing to better define the nature of the deposits on these two major resource properties. Because the historic data was developed prior to the common use of computers, the Company has put significant effort into converting the exploration data into digital data to enable more efficient exploration of the project areas.

During the year ended December 31, 2006, the Company incurred drilling and related costs of $1,006,087 (2005 - $186,607) with respect to the Lost Creek and Lost Soldier projects. During 2006, thirty-four wells, seventeen on each project, were drilled for subsurface water quality, baseline and pump test studies. Pump tests began in late October 2006.

During 2007, the Company anticipates that development costs with respect to permitting, engineering hydrology and technical operational costs, particularly for its Lost Creek and Lost Soldier projects, will continue to be significant as the Company continues its efforts to move these projects toward production. In addition, exploration programs are planned for the North Hadsell project in the Great Divide Basin in order to add additional resources to the anticipated production pipeline from the Lost Creek and Lost Soldier projects.

Radon Springs Project

On February 3, 2005, the Company entered into a letter of intent with Dalco, Inc. (the “Dalco LOI”). Under the terms of the Dalco LOI, the Company had an option to acquire seven unpatented mineral claims, land and exploration records, and other data related to the Radon Springs project in the Great Divide Basin in Wyoming (collectively the “Radon Springs Property”) in a staged acquisition. The Company paid Dalco US $25,000 upon signing the Dalco LOI and acquired the first 25% interest in the Radon Springs Property by issuing 25,000 common shares on June 3, 2005.

On July 20, 2005, the Company and Dalco concluded a definitive agreement (the “Dalco Agreement”). Under the terms of the Dalco Agreement, the Company increased its interest in the Radon Springs Property to 50% by providing an additional US $50,000 and 50,000 common shares during November 2005. The Company increased its interest to 75% by providing an additional US $100,000 and 100,000 common shares in November 2006. The Company has the right to acquire the final 25% interest by providing an additional US $150,000 and 150,000 common shares on or before December 3, 2007, subject to Dalco retaining a production royalty of 3% on the total gross proceeds received by the Company on the sale of U3O8 (“Yellowcake”) extracted from uranium ores located on the seven mineral claims acquired. The Company has the exclusive right to manage and operate the Radon Springs Property and is responsible for 100% of the exploration and development expenditures and land holding costs on the Radon Springs Property.

During the due diligence period and up to September 2005, the Company was active in staking of various mining claims related to the Radon Springs project and conducting geology work and related analysis on the data base relating to prior exploration activity on the Radon Springs Property.

The Company acquired seven unpatented mining claims in total from Dalco that covered the majority of the historic mineralized area. The Company has staked directly an additional block of 224 unpatented mining claims to solidify its holdings within the project area, including some additional adjacent areas, for a total land holding of approximately 4,800 acres. In total, the Company has expended a total of $280,726 on staking and land recording costs for the Radon Springs project.

As part of the Dalco acquisition, the Company acquired the historic exploration and development database of more than 2,200 drill holes and accompanying drill logs, maps, cross sections, and miscellaneous data. During the year ended December 31, 2005, detailed stratigraphic and sedimentological evaluations and evaluation of the uranium mineralization were conducted utilizing the drill hole data base for in-house geologic studies. Because the historic data were developed prior to the common use of computers, the Company has put significant effort into converting the exploration data into digital form to enable more efficient exploration of the project.

An exploration program is planned for the Radon Springs project in the Great Divide Basin in order to add additional resources to the anticipated production pipeline from the Lost Creek and Lost Soldier projects.

Kaycee and Shamrock Projects

The Company's Wyoming properties included the Kaycee and Shamrock projects. As noted above, on April 6, 2006, the Company announced it had entered into an agreement with Energy Metals to complete a land swap enabling the Company and Energy Metals to consolidate their respective land positions in specific project areas of Wyoming. The Company traded its Shamrock and Chalk Hills projects to Energy Metals for its holdings in the Bootheel project area. Under the terms of the agreement, Energy Metals and the Company have granted one another a ½% royalty on future production of uranium from the properties.

On October 19, 2004, the Company acquired ISL Resources Corporation, a Canadian company with a wholly-owned Wyoming subsidiary, ISL Wyoming Inc. The fair value of identifiable net assets acquired in the acquisition of $2,520,972 was allocated to exploration and drill data relating to Wyoming projects including the Kaycee and Shamrock projects. Subsequent to the acquisition, the Company initiated geology work on the acquired data and commenced staking of various claim groups.

During the year ended December 31, 2005, the Company conducted ongoing geology and data analysis work. Additionally, a NI 43-101 report confirming the relevance of historic resources was initiated on the Kaycee and Shamrock Projects and was completed in April 2005.

At Kaycee, the Company has staked a total of 282 unpatented mining claims for a total of approximately 5,800 acres while at Shamrock the Company had staked a total of 356 unpatented mining claims for a total of approximately 7,400 acres. As part of the acquisition of these projects the Company acquired a database for Kaycee that includes data from over 4,400 drill holes as well as 1998 airborne geophysical surveys covering both the Kaycee and Shamrock Projects. During the year ended December 31, 2005, detailed stratigraphic and sedimentological evaluations and also evaluation of the uranium mineralization were initiated on the Kaycee Project along with work to tie the subsurface data to the airborne geophysical survey. At Shamrock, field visits to study the outcrop were completed and a drill hole database of 33 drill holes plus map data were acquired. Evaluation of these data was ongoing up to the time of the property swap with Energy Metals. A majority of work on the projects to date has involved the conversion of old analog exploration data to modern digital form.

Assets acquired from ISL also included an extensive database of over 2,700 drill hole logs, geologic maps, cross sections, reports, feasibility and engineering studies for the Allemand-Ross project in the Southwest Powder River Basin area. During 2006, this database was converted to a digital format and is now being evaluated for its economic potential. In addition, the database acquired from ISL also included a variety of miscellaneous data from several states which has yet to be evaluated.

Toby, Arrow, UFO and Eagles Nest Projects

On June 19, 2006, the Company completed an acquisition of four claim groups in the Great Divide Basin of Wyoming, consisting of a total of 130 unpatented mining claims (approximately 2,700 acres) from John Wells of Wyoming. Subsequently, on September 29, 2006, the Company acquired 82 additional unpatented mining claims from John Wells relating to these claim groups. In total these four claim blocks comprise approximately 4,400 acres. All four claim blocks are in areas of previous exploration drill programs for uranium conducted during the 1970s and early 1980s.

The initial acquisition of 130 unpatented mining claims was purchased for an aggregate consideration of 250,000 common shares of the Company which were valued at $515,000. The additional 82 unpatented mining claims were acquired for cash consideration of US $41,000. Under the terms of the agreements, the Company will provide the seller with a 2% royalty on future uranium production from the acquired properties and from a one-mile area of interest surrounding the properties.

These new projects have been designated: (i) the Toby project comprised of 21 claims, located east of the Kennecott Sweetwater mill and originally drilled by the Union Oil subsidiary Minerals Exploration Company; (ii) the Arrow project comprised of 9 claims in the western Great Divide Basin; (iii) the UFO project comprised of 10 claims located south of the Company’s Lost Creek project; and (iv) the Eagles Nest project comprised of 172 claims (initial 90 plus subsequent 82 claims) located east of the Company’s Lost Creek project.

An exploration program is planned for the Eagles Nest project in the Great Divide Basin in order to add additional resources to the anticipated production pipeline from the Lost Creek and Lost Soldier projects.

South Dakota Property

Harding Project

During October 2006, the Company acquired 79 State of South Dakota Mineral Leases containing approximately 46,363 acres in Harding County, northwest South Dakota for cash consideration of $158,431. A detailed geologic evaluation of the project area has commenced. Historic exploration drilling for uranium in this region has been very limited. A drilling program is tentatively planned for later 2007.

Canadian Properties

Thelon Basin Properties

The Company's Thelon Basin properties include the Screech Lake, Eyeberry and Gravel Hill properties located in the Northwest Territories, Canada and consisted of 72 claims which the Company staked during the period ended December 31, 2004. During November 2005, an additional 4 claims were staked for the Screech Lake claim group to cover airborne electromagnetic targets identified. During the third quarter of 2006, the Company allowed 9 claims relating to the Eyeberry project to lapse. Total claims for the Thelon properties presently total 67.

During 2005, a NI 43-101 report was completed on the Thelon claim groups by J.D. Charlton (P. Geo). Also during this period, a contract geophysical field crew conducted time domain electromagnetic (PROTEM), magnetic, and VLF-EM surveys. In April of 2005, the Company contracted Fugro Airborne Surveys Corp. to fly a major airborne electro-magnetic survey (MEGATEM) for the Thelon Basin projects that cost a total of $433,200. In late July of 2005, flying related to this survey was completed. Total costs for geophysics on the Thelon Basin projects were $782,791 during 2005.

During August of 2005, a field program was initiated consisting of prospecting and a soil and water radon survey over the anomalous parts of Screech Lake. Previous work performed by

Urangesellschaft during the period from 1975 to 1979 had indicated very high radon and helium in and around Screech Lake. Anomalous contents of both gases are indicators of the presence of buried uranium mineralization. This field work was completed during the third quarter of 2005. Total costs for these geochemical surveys were $250,866.

During the year ended December 31, 2006 the Company incurred costs of $437,335 with respect to additional ground geophysics for the Screech Lake property and $406,827 of geochemistry costs with respect to additional radon survey work. Ground geophysics fieldwork was completed during the second quarter and radon survey work was completed during the third quarter. Additionally, the Company incurred ongoing geology costs of $395,409. In July 2006, an environmental screening study was completed on the Screech Lake Project. In September 2006, an application for a land use permit to conduct drill testing of the Screech Lake anomalies was referred to the Mackenzie Valley Environmental Impact Review Board for environmental assessment. This assessment was completed on February 28, 2007 and a report from the Review Board is anticipated in April 2007. During the year ended December 31, 2006 environmental permitting and related costs totaled $334,078. The land use permit is required in order to commence drilling on the Screech Lake property which is anticipated during the 2007 field season. Current work plans include further surface radon sampling, additional ground geophysical surveys and drilling which are budgeted at $2.0 million for 2007.

Hornby Bay Properties

The Company's Hornby Bay properties include the West Dismal Lake and Mountain Lake claim groups located in Nunavut, Canada and consist of a total of 58 claims.

On May 24, 2005, the Company announced it had entered into a letter of intent with Patrician Diamonds Inc. (“Patrician”), a TSX Venture Exchange listed company that is a related company. Under the terms of the letter of intent, the Company was to earn an 80% interest in the uranium rights in Patrician’s property at Dismal Lake, Nunavut, by paying Patrician $50,000 to cover property staking costs, 400,000 common shares of the Company (with 100,000 common shares due upon signing a formal agreement, 100,000 common shares due on the first anniversary date and 200,000 common shares due on the second anniversary date) and by spending $1 million in exploration over three years. Additionally, under the terms of the agreement, Patrician was to obtain the right to potential diamond opportunities on the Company’s Dismal Lake claim groups. Patrician was to earn up to an 80% interest in the diamond potential of those claims by spending $1 million on exploration over three years. During August 2005, the Company paid $50,000 for staking cost reimbursement and provided 100,000 common shares.

The Company and Patrician Diamonds Inc. subsequently agreed by mutual consent to terminate the arrangement for the Dismal Lake property. Pursuant to the terms of the cancellation agreement, as at December 31, 2005, the Company had reflected the return of 100,000 common shares and had accrued an amount receivable for $50,000 with respect to the staking reimbursement. The Company was obligated to reimburse Patrician for actual costs incurred of $37,448. All amounts were paid during the first quarter. Upon termination of the agreement, the Company recorded a write-off of deferred exploration costs for the property totalling $54,250.

A field visit was conducted in the fall of 2004 on both claim groups to verify the claim staking and to prospect an area known to have radioactive boulders near Dismal Lake.

During the year ended December 31, 2005, a NI 43-101 report was prepared by J. D. Charlton covering the Hornby claim groups. In April of 2005, the Company contracted for airborne GEOTEM electromagnetic and magnetic surveys, with Fugro Airborne Surveys Limited, for the Hornby Bay properties, which were completed during June of 2005. These surveys cost a total of $352,837 and are included in geophysics for the Hornby Bay properties. The surveys succeeded in locating one strong and three weaker bedrock source anomalies on the Dismal West property. A field examination of the conductors and magnetic anomalies was carried out during September 2005.

On July 31, 2006, the Company completed a definitive agreement with Triex Minerals Corporation (“Triex”) with respect to its Mountain Lake and West Dismal properties. The Mountain Lake property comprises 41 claims and the West Dismal property comprises 17 claims. Pursuant to the option agreement, Triex made a $25,000 cash payment upon execution of the agreement and was required to spend $200,000 on exploration of the properties by September 22, 2006. In order to exercise the option to obtain a 100% interest in the properties, Triex must incur a further $500,000 in exploration spending by September 30, 2007. The Company will retain a 5% net smelter return royalty interest in the properties with Triex having the right to purchase one-half of the royalty for $5,000,000.

Bugs Property

On September 7, 2006, the Company entered into an option agreement to acquire the Bugs property in Nunuvat, Canada. The Company can earn a 100% interest in the property by issuing a total of 85,000 common shares to the vendor over a two year period. Upon signing, 10,000 common shares were issued to obtain an initial 12% interest in the property. These common shares were valued at $29,000. On the first anniversary of the agreement 25,000 common shares are issuable for an additional 30% interest and on the second anniversary 50,000 common shares are issuable for a 58% interest. The vendor retains a 2% net smelter royalty which is subject to a buyout of 1% for $1.0 million. The Bugs property consists of 11 contiguous mineral claims in the Kivalliq region of Nunavut. Following acquisition of the Bugs property, the Company contracted for an airborne magnetic and radiometric survey which was conducted by Tundra Airborne Surveys. Costs for this survey totaled $28,133. For the 2007 field season, the Company has budgeted approximately $500,000 for mapping, prospecting and radon sampling with respect to the Bugs property.

Expenses

Total expenses for the year ended December 31, 2006 were $6,027,109 (2005 - $2,038,099). Total expenses include management fees (including contractor share charges) provided to the Company’s former Chairman and Chief Executive Officer of $323,500; costs incurred with respect to Company promotion of $584,931; regulatory authority and transfer agent fees of $96,699; professional fees relating to legal, accounting, audit, taxation and investment banking services of $923,875; general and administrative costs relating to Company finance, administration and each of the corporate offices including stock based compensation for stock options and contractor shares of $3,576,829; general exploration expenses of $433,206; a write-off of deferred exploration during the fourth quarter of $53,212; and amortization of capital assets of $34,857.

For the year ended December 31, 2006, the Company recorded significant non-cash stock based compensation charges related to contractor shares, stock options and with respect to a common share performance bonus provided to the President and Chief Executive Officer of the Company.

In total, expenses recorded related to these stock based incentives were $2,648,533 (2005 - $406,852). These non-cash charges to expense represent approximately 44% of total expenses and approximately 52% of net loss for the year in 2006. Significant components of this total include $248,000 recorded in management fee expense related to contractor shares provided to the former Chairman and Chief Executive Officer of the Company and $567,000 recorded in general and administrative expense relating to the performance bonus of 300,000 common shares awarded to the existing President and CEO of the Company which were fully vested at grant. Additionally, a total expense of $1,491,179 was charged to expense for stock options provided to directors, officers and contractors of the Company.

During the third quarter of 2006, vesting of the balance of 613,679 common shares issuable under service contracts with officers, directors and contractors of the Company were accelerated. Total expense related to contractor shares for 2006 was $590,354. Presently, the Company does not have any ongoing contracts whereby shares are issuable for service.

During the first quarter, on January 12, 2006, the Company announced that its former Chairman and CEO and its President had both resigned with the former President assuming the role of Vice President, Canadian Exploration. In connection with arrangements with the former Chairman and CEO, the Company agreed to make the unvested balance of 400,000 contractor shares held immediately available. The balance of unvested contractor shares of the Company’s former President totaling 246,154 were made immediately available. As a result, during the first quarter of 2006, $289,846 of the total stock based compensation charges relate to these arrangements with the former Chairman and CEO and the former President.

In general, expenses in all categories have increased when comparing the year ended December 31, 2006 to 2005. The primary reasons for this include: increased promotion costs related to attendance at industry conferences and related travel; increased regulatory fees associated with our public company listing and related regulatory costs; increased professional fees related to legal, accounting, taxation and investment banking for public company compliance and general corporate matters; increased general administrative costs relating to our Denver, Colorado office and to general corporate finance and administrative costs; increased general exploration costs as we continue to pursue various new prospects for the Company; and, significantly increased stock based compensation charges.

During the fourth quarter of 2006, the Company recorded a write-off of deferred exploration expenditures of $53,212 related to the abandonment of a project in the Thelon project group. During 2005, the Company recorded a write-off of deferred exploration of $54,250 related to the termination of the Dismal Lake option with Patrician Diamonds Inc. Future write-offs are possible depending on the outcome of ongoing exploration activities.

The Company will continue to incur significant charges related to stock based compensation as the fair value of its stock options granted is expensed over their 18 month vesting period. As at December 31, 2006, the total fair value of stock options, related to options outstanding as at December 31, 2006, to be recorded over the coming five quarters is approximately $1.6 million. Charges to record the fair value of stock options give rise to both expenses and amounts capitalized to projects as deferred exploration.

Loss before Income Taxes, Recovery of Future Income Taxes and Net Loss

The Company invests cash and cash equivalents in liquid guaranteed investment certificates and 30 day short-term investments with a Canadian chartered bank. During 2006, these investments have earned rates of return, varying with the size of the investment and the term, which ranged from 2.4% to 4.2% per annum. During the year ended December 31, 2006, the Company earned interest income on these investments of $629,724 (2005 - $126,685).

During the year ended December 31, 2006, the Company recorded a net foreign exchange loss of $177,141. This includes an unrealized net gain of $178,749 related to the New Frontiers obligation. During the third and fourth quarters of 2005, the Company recorded an unrealized foreign exchange gain totaling $942,892 related to the New Frontiers obligation. The promissory note due to New Frontiers was issued on June 30, 2005 and is denominated in US dollars. The Company will continue to record foreign exchange gains or losses on this US denominated debt in income.

For the year ended December 31, 2006, the Company recorded a non-cash future income tax recovery of $514,000 (2005 - $277,000) related to net operating losses arising during the year in Canada. The recognition of this tax asset partially offset the balance of future tax liability that has arisen as a result of the Company’s renouncement of flow-through share tax benefits and as a result of the Company’s ISL Resources Corporation asset acquisition. Both the renouncement of flow-through share tax benefits and the ISL Resources Corporation asset acquisition result in the Company having exploration assets recorded at accounting values that exceed their tax values. As at December 31, 2006 this has given rise to a net long-term future income tax liability totaling $2,188,000 (2005 - $1,455,500).

Loss Per Common Share

Both basic and diluted loss per common share for the year ended December 31, 2006 were $0.09. (2005 – $0.02) . For the year ended December 31, 2006 and 2005, diluted loss per common share is equal to the basic loss per common share due to the anti-dilutive effect of all convertible securities outstanding given that net losses were experienced.

Liquidity and Capital Resources

As at December 31, 2006, the Company had cash and cash equivalents of $28,727,824 and working capital of $22,488,294. The next annual payment of the New Frontiers obligation is due before June 30, 2007 and totals $5,831,900 (US $5,000,000). The Company can elect to repay the New Frontiers obligation in full and avoid additional interest charges. Full repayment prior to to June 30, 2007 would total US $11,250,000.

On December 14, 2006, the Company completed a private placement of 500,000 flow-through common shares raising gross cash proceeds of $2,500,000. On August 30, 2006, the Company completed a bought deal financing raising net cash proceeds of $17,299,454. On August 2, 2006, the Company completed a private placement of flow-through common shares raising cash proceeds of $500,500.

During the year ended December 31, 2006, the Company realized cash proceeds from the exercise of previously issued warrants, compensation options and stock options totaling $12,733,749. During the same period, the Company invested cash of $5,902,872 in mineral exploration properties and deferred exploration expenditures; made an annual payment of the New Frontiers obligation of $5,609,750; and, used $2,987,673 in operations.

As at December 31, 2006, substantially all of the previously outstanding warrants and compensation options had been exercised with a total of 162,876 warrants and 110,346 compensation options outstanding. Upon exercise these would provide maximum proceeds to the Company of $333,383. Subsequent to year end, 156,209 warrants were exercised and 6,667 warrants expired unexercised. During January and February 2007, a total of 54,613 compensation options were exercised.

As at December 31, 2006, the Company had outstanding a total of 5,406,000 stock options with exercise prices ranging from $1.25 to $2.75. Upon exercise, these in-the-money stock options would provide maximum cash proceeds of $9,144,500 to the Company.

During the year ended December 31, 2005, the Company raised net cash of $14,307,895 related to the sale of common shares and warrants (including our IPO) and realized proceeds of $4,409,635 from the exercise of warrants and compensation options. During 2005, the Company invested cash of $10,929,865 in mineral exploration properties and deferred exploration expenditures and used $1,703,145 in operations.

The Company has financed its operations from inception, to date, primarily through the issuance of equity securities and has no sources of cash flow from operations. On June 30, 2005, the Company concluded the MIPA with New Frontiers and has financed the balance of the purchase price by way of a promissory note. The Company’s existing cash resources may not be sufficient to fund its planned exploration and development programs, payments due under the terms of the New Frontiers promissory note and other corporate costs over the coming year. The Company remains dependent on raising additional financing through the issuance of equity securities in secondary offerings and from the proceeds of outstanding convertible securities in order to fund future requirements of existing and new exploration and development projects, to service required payments of the New Frontiers promissory note and for other general corporate costs.

The Company’s planned exploration scoping and pre-feasibility expenditures for existing projects require significant capital resources. Exploration data analysis is ongoing and will be completed in conjunction with field verification continuing into 2007. Environmental, permitting and engineering studies for the Lost Soldier and Lost Creek projects were initiated during the fourth quarter of 2005 and are presently projected to be completed by April 2007. Environmental permitting and environmental costs totaled $1,098,124 during 2006 and engineering hydrology totaled $347,813. These environmental and permitting studies have included hydrogeological modeling, regional hydrology studies and preliminary engineering of the ISL plant, wellfields and infrastructure requirements. Drilling costs totaled $1,006,087 during 2006 and included drilling of wells for pump tests and monitoring, geophysical logging, water analysis, bonding, plugging of abandoned wells and other drilling expenses.

In Canada, for the Screech Lake property, ground geophysics and assessments were initiated during the 2005 season with additional ground geophysics and assessments completed during the spring and summer field season of 2006. Geophysics costs during 2006 totaled $437,335. Additional radon surveys were completed in the third quarter of 2006 resulting in geochemistry costs of $406,827. Permitting and related processes to allow for drilling on the Screech Lake project are ongoing and cost $334,078 during 2006.

The Company optioned its Hornby Bay projects to Triex in April 2006. Under the terms of the option agreement, Triex was required to spend $200,000 on exploration before September 22, 2006 and a further $500,000 by September 30, 2007.

The Company’s contractual obligations are summarized as follows:

Contractual Obligations	Payments Due by Period (All amounts in US dollars)
	Total US $	Less than 1 year US$	1 to 3 years US$	4 to 5 years US$	After 5 years US$
New Frontiers obligation (1)	15,000,000	5,000,000	10,000,000	-	-
Denver office operating lease (2)	102,400	94,500	7,900	-	-
Total contractual obligations	15,102,400	5,094,500	10,007,900	-	-

Notes:

(1) The Company is obligated under the terms of a promissory note with New Frontiers Uranium LLC to make minimum annual payments of US $5,000,000, including interest, on the second, third and fourth anniversary of the closing. The Company can prepay the balance due and avoid or reduce interest charges.
(2) The Company is committed to an operating lease for office premises in Denver, Colorado. This operating lease has a term extending to January 2008.

Financing Transactions

2006 issuances

On December 14, 2006, the Company completed a private placement of 500,000 flow-through common shares at a purchase price of $5.00 per share for gross proceeds of $2,500,000. These funds will be utilized to fund 2007 exploration spending for the Screech Lake and Bugs projects.

On August 30, 2006, the Company completed a bought deal financing with a syndicate of underwriters led by GMP Securities LP and including Dundee Securities Corp. and Raymond James Ltd. The bought deal financing resulted in the issuance of a total of 8,522,727 common shares of the Company at a purchase price of $2.20 per common share for gross proceeds of $18,750,000. These total figures include the underwriters' over-allotment option for 1,022,727 common shares which was exercised in full on August 30, 2006.

On August 2, 2006, the Company completed a private placement of 182,000 flow-through common shares at a purchase price of $2.75 per share for gross proceeds of $500,500. The proceeds of this offering were used primarily to fund the balance of the 2006 exploration program for the Screech Lake property.

During the year ended December 31, 2006, a total of 13,483,134 common shares were issued pursuant to the exercise of warrants; a total of 1,337,904 common shares were issued pursuant to the exercise of compensation options and 106,500 common shares for the exercise of stock options. Total cash proceeds from these exercises were $12,733,749.

During the year ended December 31, 2006, the Company renounced flow-through share tax benefits relating to a total of $3,461,750 raised through the issuance of flow-through common shares. The tax effect of $1,246,500 has been recorded as a reduction of capital stock during the year.

2005 issuances

On November 29, 2005, the Company completed its initial public offering pursuant to its final prospectus dated November 17, 2005. The Company issued 8,000,000 common shares at a price of $ 1.25 per share. The net proceeds to the Company were $8,572,451 after deducting all issue costs. Issue costs included a cash commission paid to the agents of $750,000 as well as direct legal, accounting, printing and other costs. As additional compensation in connection with the offering, the Company granted the agents non-assignable compensation options, exercisable for 24 months following the closing of the offering, to purchase that number of common shares equal to 10% of the number of common shares issued pursuant to the offering. Canaccord Capital Corporation received a corporate finance fee of 60,000 common shares, being the number of common shares equal to $75,000 at the initial offering price.

During the first quarter of 2005, the Company sold by way of private placement, additional common share units and flow-through common shares for gross proceeds totalling $5,980,687. A total of 6,020,208 common share units were sold for gross proceeds of $5,418,187. Each unit consisted of a common share and one common share purchase warrant exercisable at $1.20 per share until March 1, 2007. Of the gross proceeds, $1,685,658 was allocated to these warrants. Additionally, the Company sold 625,000 flow-through common shares for gross proceeds of $562,500.

During the year ended December 31, 2005, a total of 6,609,150 common shares were issued pursuant to the exercise of warrants and 1,040,263 common shares were issued pursuant to the exercise of compensation options. Total cash proceeds from these exercises were $4,409,635.

During the year ended December 31, 2005, the Company renounced flow-through share tax benefits relating to a total of $873,750 raised through the issuance of flow-through common shares. The tax effect of $315,000 has been recorded as a reduction of capital stock during the year.

Acquisition of NFU Wyoming LLC

Effective June 30, 2005, the Company concluded its acquisition of NFU Wyoming LLC. Under the terms of the purchase agreement, the Company acquired a 100% membership interest in NFU that holds the majority of the Company’s Wyoming property assets, for total consideration of US $20,000,000.

The Company is obligated to make minimum annual payments of US $5,000,000, including interest, on the second, third and fourth anniversary of the closing. The Company can prepay the balance due and avoid or reduce interest charges. The Company has pledged its entire interest in NFU Wyoming LLC as collateral for amounts due under the promissory note. Potential payments are summarized as follows:

		Full		Minimum
	Interest	Prepayment	Scheduled	Payment
Prepayment Date	Charge	Amount	Payment	Required
	US $	US $	Date	US $

On or after June 30, 2006, but
before June 30, 2007	1,250,000	11,250,000	June 30, 2007	5,000,000
On or after June 30, 2007, but
before June 30, 2008	1,250,000	7,500,000	June 30, 2008	5,000,000
On or after June 30, 2008 up
until June 30, 2009	2,500,000	5,000,000	June 30, 2009	5,000,000

	5,000,000			15,000,000

The purchase price of CDN $24,515,832 was allocated entirely to mineral exploration property assets in Wyoming. Interest on the New Frontiers obligation is recorded utilizing the effective rate method. Under the effective rate method, interest charges are recorded over the term of the obligation that are sufficient to accrete the face value of the original principal to the balance due including interest at maturity. The effective interest rate is 12.04% . Accrued interest accumulated from acquisition to December 31, 2006 totals $3,049,695 (US $2,614,666) and has been capitalized to Wyoming mineral property assets. During the third and fourth quarters of 2005, the Company recorded an unrealized foreign exchange gain related to the New Frontiers obligation that totals $942,892. During the year ended December 31, 2006, a net unrealized foreign exchange gain of $178,749 was recorded related to the obligation.

Historic financial statements relating to this acquisition were not available. In the periods prior to the Company’s acquisition, the assets were held by various of the New Frontiers principals and certain related entities either personally or in corporations. Combined financial statements of these entities are not available and all financial information required to create such financial statements is not available to the Company. Additionally, since the assets acquired were accumulated over a significant number of years and at times when different market conditions prevailed, management believes that the prior historic costs of most of the assets are not meaningful presently.

Acquisition of ISL Resources Corporation

The Company acquired all of the issued and outstanding shares of ISL Resources Corporation (“ISL”) under the terms of an October 19, 2004 acquisition agreement (the “Initial ISL Agreement”). ISL Resources Corporation was a junior exploration company which had engaged in uranium exploration in the State of Wyoming in the United States. ISL was incorporated on February 27, 1998 under the laws of the Province of Ontario and has a wholly-owned Wyoming subsidiary, ISL Wyoming Inc. After completion of the Company’s due diligence requirements, the amount of consideration and certain other terms and conditions of the Initial ISL Agreement were amended and restated by agreements finalized on April 19 and 21, 2005 (the “Amending ISL Agreements”).

Under the terms of the Initial ISL Agreement and the Amending ISL Agreements, the consideration provided for the acquisition was comprised of 4,350,000 common shares and

500,000 common share purchase warrants having an exercise price per share of $0.75 and expiring on December 1, 2006. The common shares were recorded at a value of $1,522,500 and the warrants were recorded at a value of $75,000. The acquisition has been accounted for as an asset purchase reflecting the impact of the Amending ISL Agreements.

The purchase price of $1,597,500 was allocated to the identifiable tangible and intangible assets acquired based on their fair market value. Exploration and drill data acquired with respect to the Wyoming properties was assigned a value of $2,520,972, net current liabilities of $15,972 and future income tax liability of $907,500. Given that the asset acquisition was transacted as a share-for-share exchange, the Company has a tax basis in the acquired assets that is significantly lower than the fair value of the share consideration provided. Generally accepted accounting principles require that the net assets acquired be recorded at their pre-tax fair value. This resulted in the Company recording a future tax liability of $907,500.

Historic financial statements of ISL Resources Corporation are not available. ISL was inactive from 2001 up until the Company acquired ISL. Financial statements were not prepared for these inactive periods. The historic cost of ISL’s retained assets, comprised of the exploration and drill data acquired by the Company, had a negligible book value. ISL incurred only negligible general and administrative costs during the inactive period from 2001 through to 2004. Management believes that, if historic financial statements of ISL were available they would not provide additional meaningful information.

Outstanding Share Data

Information with respect to outstanding common shares, warrants, compensation options, compensation option warrants and stock options as at February 28, 2007, December 31, 2006 and December 31, 2005 is as follows:

	February 28, 2007	December 31, 2006	December 31, 2005
Common shares	73,949,874	73,475,052	47,204,040
Warrants	6,667	162,876	13,090,560
Compensation options	55,733	110,346	1,448,250
Compensation option warrants	-	-	588,250
Stock options	5,942,000	5,406,000	4,375,000
Fully diluted shares outstanding	79,954,274	79,154,274	66,706,100

Stock options

Subsequent to year end on January 3, 2007, the Company granted 200,000 stock options to a new director of the Company. These stock options are exercisable at $4.08 per share and expire January 1, 2012. On February 19, 2007, the Company granted 600,000 stock options to a new Vice President, Mining. These stock options are exercisable at $5.03 per share and expire February 15, 2012.

Off-Balance Sheet Arrangements

The Company has not entered into any material off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities, derivative instrument obligations, or with respect to any obligations under a variable interest entity arrangement.

Financial Instruments and Other Instruments

The Company's financial instruments consist of cash and cash equivalents, amounts receivable, accounts payable and the New Frontiers obligation. Unless otherwise noted, except for the New Frontiers obligation, it is management's opinion that the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments. The fair value of these financial instruments, except for the New Frontiers obligation, approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

The New Frontiers obligation is denominated in United States dollars. The Company is exposed to foreign exchange risk on this liability. The Company has not entered into any foreign exchange contract to mitigate this risk. As at December 31, 2006, management believes that the fair value of the New Frontiers obligation approximates its carrying value as the liability is recorded at the present value of its set future cash payments utilizing the effective interest rate method.

Transactions with Related Parties

On May 24, 2005, the Company announced it had entered into a letter of intent with Patrician Diamonds Inc., a TSX Venture Exchange listed company that is a related company. At the time of entering into the transaction, each of the directors and officers of Patrician also acted as directors and officers of the Company. During February 2006, the Company and Patrician mutually agreed to cancel this arrangement and unwind the transaction.

Proposed Transactions

As is typical of the mineral exploration and development industry, the Company is continually reviewing potential merger, acquisition, investment and joint venture transactions and opportunities that could enhance shareholder value. Presently no specific transactions have advanced beyond an early evaluation stage.

Critical Accounting Policies and Estimates

Acquisition costs of mineral exploration properties together with direct exploration and development expenditures are capitalized. When production is attained, these costs will be amortized. If properties are abandoned they are written off at that time. If properties are considered to be impaired in value, the costs of the properties and related deferred expenditures will be written down to their estimated fair value at that time. Management uses its best estimates for determining the fair value of mineral properties based on expenditures incurred, the results of any exploration conducted, prevailing market conditions and future plans for the projects.

The Company is required to record all equity instruments including warrants, compensation options and stock options at fair value in the financial statements. Management utilizes the Black-

Scholes model to calculate the fair value of these equity instruments at the time they are issued. Use of the Black-Scholes model requires management to estimate the expected volatility of the Company’s stock over the future life of the equity instrument and to estimate the expected life of the equity instrument. Determination of these estimates requires significant judgment and requires management to formulate estimates of future events based on a limited history of actual results and by comparison to other companies in the uranium exploration and development segment.

Changes in Accounting Policies Including Initial Adoption

The Company did not change or adopt any new accounting policies during the financial year ended December 31, 2006.

In January 2005, the Canadian Institute of Chartered Accountants issued Handbook Sections 3855 “Financial Instruments – Recognition and Measurement”, 1530 “Comprehensive Income” and 3865 “Hedges”. These new standards apply to fiscal years commencing on or after October 1, 2006. The Company is currently assessing the impact, if any, these standards will have on the Company’s financial reporting.

Disclosure Controls and Procedures

The Chief Executive Officer and Chief Financial Officer of the Company evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in the rules of the Canadian Securities Administrators) and concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2006 and in respect of the 2006 year end reporting period.

Internal Controls

No changes have occurred in the Company’s internal control over financial reporting during the most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties due to the nature of its business and the present stage of development of its business. Investment in the natural resource industry in general, and the exploration and development sector in particular, involves a great deal of risk and uncertainty. Current and potential investors should give special consideration to the risk factors involved. These factors are discussed more fully in our Annual Information Form dated March 21, 2007 which is filed on SEDAR.

Other Information

Other information relating to the Company may be found on the SEDAR website at www.SEDAR.com.

Corporate Information

Directors and Officers

Jeffrey T. Klenda, B.A., CFP – Chairman and Director
W. William Boberg, M. Sc., P. Geo. – President, CEO and Director
Harold Backer, B. Sc. – Vice President, US Operations
Wayne Heili, B. Sc. – Vice President, Mining
Eric Craigie, B. Sc. – Senior Vice-President, Exploration and Director
Paul W. Pitman, B. Sc. Hon. Geo., P. Geo. – VP, Canadian Exploration and Director
James M. Franklin, PhD, FRSC, P. Geo. – Chief Scientist and Director
Paul Macdonell, B. Public Admin. – Director, Audit and Compensation Committee Chair
Robert Boaz, M. Econ., Hons. BA – Director
Gary Huber, PhD – Director
John McNeice, B. Comm., CA, CPA – Chief Financial Officer and Corporate Secretary

Corporate Offices

United States Headquarters:
10758 West Centennial Road, Suite 200
Ken Caryl Ranch (Littleton), Colorado 80127
Phone: (720) 981-4588

Canadian Exploration Office:
341 Main Street North, Suite 206
Brampton, Ontario L6X 3C7
Phone: (905) 456-5436

Registered and Principal Administrative Office:
1128 Clapp Lane, PO Box 279
Manotick (Ottawa), Ontario K4M 1A3
Phone: (613) 692-7704

Web Site
www.ur-energy.com

Trading Symbol
TSX: URE

Independent Auditor
PricewaterhouseCoopers LLP, Ottawa

Corporate Legal Counsel
McCarthy Tetrault, Ottawa

Corporate Banker
Royal Bank of Canada, Ottawa

Transfer Agent
Equity Transfer Services Inc., Toronto